UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 000-55539

TRILLION ENERGY INTERNATIONAL INC.
(Translation of registrant’s name into English)

Suite 700, 838 West Hastings Street
Vancouver, BC, V6C 0A6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 2, 2025, Trillion Energy International Inc. issued the news release filed herewith as exhibit 99.1 regarding the commencement of its velocity string tubing operations on the Tripod wells, to increase and produce long-term gas production.

Exhibit No.
99.1	News Release January 2, 2025 – Trillion Energy Announces Commencement of Operations on Tripods

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILLION ENERGY INTERNATIONAL INC.

/s/ Arthur Halleran
Arthur Halleran
Chief Executive Officer

January 2, 2025